Page 1 of 4 UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 6-K Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934 For the month of October 2025 Commission File Number 001-37595 SANTANDER UK GROUP HOLDINGS PLC (Translation of registrant's name into English) 2 Triton Square, Regent's Place, London NW1 3AN, England (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Page 2 of 4 3 October 2025 Santander UK Group Holdings plc and Santander UK plc (together "Santander UK") announce Mike Regnier to step down as Santander UK CEO Santander UK today announced that Chief Executive, Mike Regnier, has confirmed his intention to step down as UK CEO by Q1 2026. Mike joined Santander UK in March 2022 and he has overseen a significant programme of change and transformation within the business, culminating in the acquisition of TSB Banking Group plc from Banco Sabadell, subject to regulatory approval, in July of this year. An appointment process to find Mike’s successor has started. Mike Regnier said: "It is my intention to step down as CEO of Santander UK by Q1 2026 after what will be four years of great strategic success for the business, culminating in the decision by the Group earlier this year to acquire TSB to accelerate our transformation. “It had been my intention to move on after 4-5 years with Santander as I have other interests I would like to pursue. Given that the integration of TSB will take considerably longer than this, I have suggested to the Board that now would be a good time to find a successor who can see this critical project through to its completion and beyond. “The integration will take time and focus, alongside the ongoing transformation of Santander UK which has strong momentum under an excellent Board and management team. Judging the right moment to move on is very important to ensure leadership stability through a period of intense change and opportunity. The foundations are in place to create the best bank for customers in the UK, fully integrated into the global banking group that is Santander. What was once a group of banks is becoming a truly important banking group, for the benefit of customers, shareholders, employees and the economies we serve. “The process to find my successor is underway and I look forward to welcoming and handing over to them in due course so the momentum can continue." Ana Botin, Executive Chair of Banco Santander, said "Mike has done an excellent job in his four years with Santander. We now have real momentum in the transformation of the UK bank, leveraging the investment and scale of the Group in its strategy to become the best bank for customers in the UK and for our shareholders. Our decision to acquire TSB accelerates our strategy and is a clear statement of intent in our ambition for Santander in the UK. Mike was always very clear about his intention to stay for up to 5 years. His decision allows an orderly transition and stable leadership through a very important integration project and the creation and growth of the newly enhanced bank. I am very grateful to Mike and wish him every success in what he does next." Tom Scholar, Chair Santander UK, said: “The Board is very grateful to Mike for his leadership and drive over the last four years. He has maintained a strong team culture and cohesion through a period of significant change which is a testament to his abilities as a leader. With strong succession plans in place, we expect to be able to conclude the process to appoint a successor in the early part of 2026.” - Ends – For media enquiries, please contact: Stewart Todd Head of Communications mediarelations@santander.co.uk Additional information about Santander UK and Banco Santander Santander UK is a financial services provider in the UK that offers a wide range of personal and commercial financial products and services. The bank serves its customers via a nationwide branch network, telephone, mobile and online banking. Santander UK is subject to the full supervision of the FCA and the PRA in the UK. Santander UK plc customers' eligible deposits are protected by the FSCS in the UK. Banco Santander (SAN SM, STD US, BNC.LN) is a leading commercial bank, founded in 1857 and headquartered in Spain and

Page 3 of 4 one of the largest banks in the world by market capitalisation. The group's activities are consolidated into five global businesses: Retail & Commercial Banking, Digital Consumer Bank, Corporate & Investment Banking (CIB), Wealth Management & Insurance and Payments (PagoNxt and Cards). This operating model allows the bank to better leverage its unique combination of global scale and local leadership. Banco Santander aims to be the best open financial services platform providing services to individuals, SMEs, corporates, financial institutions and governments. The bank's purpose is to help people and businesses prosper in a simple, personal and fair way. Banco Santander has a listing of its ordinary shares on the London Stock Exchange and Santander UK plc has preference shares listed on the London Stock Exchange.

Page 4 of 4 SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. SANTANDER UK GROUP HOLDINGS PLC By: / s / Roz Rule Name: Roz Rule Title: Company Secretary Dated: October 3, 2025